DISTANCE VOTE FORM

ORDINARY GENERAL SHAREHOLDERS’ MEETING - BRF S.A. of March 28, 2022

Shareholder Name
Corporate (CNPJ) or Individual (CPF) tax number of shareholder
E-mail

Guidelines for completion

Should you, as a shareholder, choose to exercise your right to vote at a distance, pursuant to articles 21-A and following of CVM Instruction No. 481/2009, you must complete this Distance Voting Form (“Form”), which will only be considered valid and the votes cast here counted in the quorum of the Ordinary General Shareholders’ Meeting of BRF S.A., to be held on March 28, 2022, if the following instructions are observed: (i) all fields must be duly completed; (ii) all pages must be initialed; and (iii) the last page must be signed by the shareholder or his / her legal representative (s), as the case may be and under the terms of effective legislation.

It will not be required the recognition of the signatures affixed in the Form, nor their consularization.

On March 21, 2022 (inclusive), the deadline for receipt of the completed Form expires, as instructed below.

It should be stressed that in order for the Form to have an effect, the date March 21, 2022 will be the last day for its RECEIPT in one of the 3 forms that are listed below, and not the last day for it to be mailed. If the Distance Voting Form is received after March 21, 2022, the votes will not be counted.

DISTANCE VOTE FORM ORDINARY GENERAL SHAREHOLDERS’ MEETING - BRF S.A. of March 28, 2022

Guidance for delivering the Distance Voting Form, indicating the option of sending directly to the company or sending filling instructions to the bookkeeper or custodian

The shareholder who chooses to exercise his/her/its voting right by means of this Form, must complete it observing the guidelines above and send it: (i) to the Company or (ii) to the Custodian or (iii) to the Bookkeeper, according the following instructions:

(i)              To the Company: To the Company: besides the Form, the shareholder shall submit a digitalized copy of the following documents: Individual – ID with a picture of the shareholder or his/her legal representative: (Brazilian national’s ID, Foreign Resident’s ID, Brazilian driver’s license, passport or class association ID). Legal Entity and Investment Funds - a) Articles of Association or consolidated and current Bylaws (in the case of a Legal Entity) or the consolidated and current fund regulations and Bylaws or Articles of Association of its manager, as the case may be (in the case of Investment Funds); b) ID with a picture of its legal representative: Brazilian national’s ID, foreign resident’s ID, Brazilian driver’s license, passport or class association ID; and c) a document evidencing powers of representation.

(ii)            To the Custodian: this option is intended exclusively for shareholders holding shares in custody at B3 SA - Brasil, Bolsa, Balcão (“B3”). In this case, the distance vote will be exercised by the shareholders in accordance with the procedures adopted by their Custodians. To this end, the must contact his Custodians and check the procedures established for them to issue voting instructions via Form as well as the documents and information required by them to this end.

(iii)           To the Bookkeeping Agent: this option is intended exclusively for the shareholders holding shares deposited at Itaú Corretora de Valores S.A. (“Itaú”), bookkeeper of the shares issued by the Company. Itaú created the Digital Shareholder Meeting website, a secure solution where it is possible to vote from distance. To vote through the website you need to register and have a digital certificate. Information on registration and step by step to issue the digital certificate are described on the website: https://www.itau.com.br/investmentservices/assembleia-digital/

Postal and electronic addresses for sending the distance absentee ballot, if the shareholder wishes to deliver the document directly to the Company

Forms sent directly to the Company must be sent exclusively by electronic means, to the e-mail: acoes@brf.com

Indication of the institution hired by the company to provide the securities bookkeeping service, with name, physical and electronic address, telephone and contact person

Itaú Corretora de Valores S.A.

E-mail: escrituracaoacoes@itau-unibanco.com.br

Address: Avenida Brigadeiro Faria Lima, 3400, 10º Andar, São Paulo, SP, CEP 04538-132

Contact: Shareholder service

Telephone: (11) 3003-9285 (capitals and metropolitan regions) / 0800 720 9285 (other locations) - Office hours: working days, from 9 am to 6 pm.

Resolutions

Simple Resolution

1. To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended on December 31, 2021, including the absorption of the profit of such year by the balance of accumulated losses:

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution 2. To set at 10 (ten) the number of members to compose the Board of Directors: [ ] Approve [ ] Reject [ ] Abstain

Simple Question

3. Do you wish to request the adoption of the multiple voting process for the election of the Board of Directors, pursuant to article 141 of Law No. 6,404/1976?

[ ] Yes [ ] No [ ] Abstain

DISTANCE VOTE FORM ORDINARY GENERAL SHAREHOLDERS’ MEETING - BRF S.A. of March 28, 2022

Election of member of the Board of Directors

4. Approve the election of the members of the Board of Directors who are members of the slate indicated below:

(i) Marcos Antonio Molina dos Santos

(ii) Sergio Agapito Rial

(iii) Marcia Aparecida Pascoal Marçal dos Santos

(iv) Augusto Marques da Cruz Filho

(v) Deborah Stern Vieitas

(vi) Flávia Maria Bittencourt

(vii) Oscar de Paula Bernardes Neto

(viii) Pedro de Camargo Neto

(ix) Altamir Batista Mateus da Silva

(x) Eduardo Augusto Rocha Pocetti

[ ] Approve [ ] Reject [ ] Abstain

5. If one of the candidates that is part of the above slate is no longer part of it, can the votes corresponding to your shares continue to be conferred on that slate?

[ ] Yes [ ] No [ ] Abstain

6. In case of adoption of the multiple vote election process, should the votes corresponding to your shares be distributed in equal percentages among the members of the above-mentioned slate? (The shareholder must be aware that the equal distribution will consider the division of the percentage of 100% among the members of the chosen slate up to the first two decimal places, without rounding, and that the fractions of shares calculated from the application of the resulting percentage will not be allocated to any candidate, being disregarded in the multiple vote procedure, in which case the shareholder may not vote with all his/her shares)

[ ] Yes [ ] No [ ] Abstain

6.1. If the shareholder has answered “no” to question 6, what percentage should be allocated to each candidate who is a member of the slate?

Candidate Marcos Antonio Molina dos Santos - [ ]% percentage of votes to be allocated to the candidate

Candidate Sergio Agapito Rial - [ ]% percentage of votes to be allocated to the candidate

Candidate Marcia Aparecida Pascoal Marçal dos Santos - [ ]% percentage of votes to be allocated to the candidate

Candidate Augusto Marques da Cruz Filho - [ ]% percentage of votes to be allocated to the candidate

Candidate Deborah Stern Vieitas - [ ]% percentage of votes to be allocated to the candidate

Candidate Flávia Maria Bittencourt - [ ]% percentage of votes to be allocated to the candidate

Candidate Oscar de Paula Bernardes Neto - [ ]% percentage of votes to be allocated to the candidate

Candidate Pedro de Camargo Neto - [ ]% percentage of votes to be allocated to the candidate

Candidate Altamir Batista Mateus da Silva - [ ]% percentage of votes to be allocated to the candidate

Candidate Eduardo Augusto Rocha Pocetti - [ ]% percentage of votes to be allocated to the candidate

Simple Resolution

7. Approve the election of Mr. Marcos Antonio Molina dos Santos for the position of Chairman of the Board of Directors and Mr. Sergio Agapito Rial for the position of Vice-Chairman of the Board of Directors:

[ ] Approve [ ] Reject [ ] Refrain

Simple Resolution

8. To set the annual global compensation for fiscal year 2022 for the Company's Management (Board of Directors and Statutory Management) in the amount of up to R$109.898.000,00 (one hundred and nine million, eight hundred and ninety-eight thousand reais). This amount refers to the proposed limit for fixed compensation (salary or pro-labore, direct and indirect benefits) and benefits motivated by the termination of the position, as well as variable remuneration (profit sharing) and amounts in connection with the Stock Option Plan and the Company’s Restricted Stocks Plan:

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

9. To elect the following members of the Fiscal Council (the shareholder may vote for the approval of the election of up to 3 (three) candidates and its substitutes members):

Bernardo Szpigel (Sitting Member) / Valdecyr Maciel Gomes (Substitute Member)

[ ] Approve [ ] Reject [ ] Abstain

Ana Paula Teixeira de Sousa (Sitting Member) / Cristina Ferreira de Brito (Substitute Member)

[ ] Approve [ ] Reject [ ] Abstain

Atílio Guaspari (Sitting Member) / Marcus Vinícius Dias Severini (Substitute Member)

[ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTE FORM ORDINARY GENERAL SHAREHOLDERS’ MEETING - BRF S.A. of March 28, 2022

Simple Resolution

5. To set the compensation for the fiscal year 2022 for the effective members of the Fiscal Council in an amount corresponding to 10% (ten percent) of the average value of the compensation attributed to the Company's Directors (not including benefits, representation allowances and profit sharing) , pursuant to article 162, paragraph 3, of Law No. 6,404/1976:

[ ] Approve [ ] Reject [ ] Abstain

City:______________________________________________________________________
Date:_____________________________________________________________________
Signature:_________________________________________________________________

Shareholder Name:_______________________________________________________

Phone:____________________________________________________________________